SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [Fee Required]
    For the fiscal year ended December 31, 1995

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [No Fee Required]
    For the transition period from __________________ to ____________________.

                       Commission File No. 0-2258

    A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                   SMITHFIELD FOODS, INC. 401(k) Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                         SMITHFIELD FOODS, INC.
                           900 DOMINION TOWER
                          999 WATERSIDE DRIVE
                           NORFOLK, VA 23510

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                                Table of Contents


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                                                                                                               Page(s)
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Report of Independent Public Accountants                                                                          1

Financial Statements

    Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994                              2
    Statement of Changes in Net Assets Available for Benefits, With Fund Information, for
       the Year Ended December 31, 1995                                                                           3
    Notes to Financial Statements and Supplemental Schedules as of December 31, 1995 and
       1994                                                                                                     4 - 7

Supplemental Schedules to Financial Statements

    Schedule I:  Item 27a - Schedule of Assets Held for Investment Purposes as of December
       31, 1995                                                                                                   8
    Schedule II:  Item 27d - Schedule of Reportable Transactions for the Year Ended
       December 31, 1995                                                                                          9

Consent of Independent Public Accountants                                                                        10



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                                                         - 1 -

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                    Report of Independent Public Accountants



To the Plan Administrator of the
Smithfield Foods, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Smithfield Foods, Inc. 401(k) Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Smithfield Foods, Inc. 401(k) Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits, with fund information, for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Richmond, Virginia,
    September 27, 1996


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                       Smithfield Foods, Inc. 401(k) Plan


                 Statements of Net Assets Available for Benefits
                        As of December 31, 1995 and 1994



                                                  1995           1994
                                               -----------     -----------
Investments, at fair value:
    Money market fund                          $   413,084     $   248,172
    Smithfield Foods, Inc. common stock          1,613,554       1,172,311
    Mutual funds                                 1,247,141         624,113
                                               -----------     -----------
                  Total investments              3,273,779       2,044,596

Cash                                                     -          16,427
Employee contributions receivable                   35,878               -
                                               -----------     -----------
Net assets available for benefits               $3,309,657      $2,061,023
                                               ===========     ===========



         The accompanying notes are an integral part of this statement.

                                     - 2 -


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                       Smithfield Foods, Inc. 401(k) Plan


           Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information,
                      For the Year Ended December 31, 1995


                                                                    Participant-Directed
                                    ------------------------------------------------------------------------------
                                    Money           Company                             Fixed
                                    Market           Stock       Equity       Bond      Income
                                     Fund            Fund         Fund        Fund       Fund       Cash     Total
                                    ------          -------      ------       ----      ------      ----     -----
Additions to net assets
   attributed to:
     Net appreciation in fair
       value of investments             -         $  105,670    $135,196   $  14,829   $  11,304  $        -  $   266,999
     Employee contributions            150,176       493,339     280,007      85,014      30,616     19,451     1,058,603
     Interest and dividends             19,122             -      44,799      12,396       8,817          -        85,134
         Total additions               169,298       599,009     460,002     112,239      50,737     19,451     1,410,736

Deductions from net assets
   attributed to:
     Distributions paid to
       participants                     35,608        65,310      40,601      17,361       3,222          -       162,102
                                      --------    ----------    --------  ----------    --------    -------    ----------
 Net increase                          133,690       533,699     419,401      94,878      47,515     19,451     1,248,634

Net assets available for
   benefits, beginning of year         248,172     1,172,311     393,866     230,247           -     16,427     2,061,023
     Transfers (net)                    31,222       (92,456)     77,158    (325,125)    309,201          -             -
                                      --------    ----------    --------  ----------    --------    -------    ----------
Net assets available for
   benefits, end of year              $413,084    $1,613,554    $890,425  $      -      $356,716    $35,878    $3,309,657
                                      ========    ==========    ========  ==========    ========    =======    ==========
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         The accompanying notes are an integral part of this statement.
                                      -3-


                       Smithfield Foods, Inc. 401(k) Plan


            Notes to Financial Statements and Supplemental Schedules
                        As of December 31, 1995 and 1994


1.   Description of the Plan:

The following description of the Smithfield Foods, Inc. 401(k) Plan (the "Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was adopted effective October 1, 1992, and is a defined contribution plan established by Smithfield Foods, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Adopting Employers of this plan are Smithfield Foods, Inc.; The Smithfield Packing Company, Incorporated; Smithfield Packing Transportation Co., Inc.; Smithfield Packing - Landover, Inc.; Gwaltney of Smithfield, Ltd.; Gwaltney Transportation Co., Inc.; Hancock's Old Fashioned Country Ham, Inc.; Patrick Cudahy Incorporated; Esskay, Inc.; Brown's of Carolina, Inc.; and Valleydale Foods, Inc. (collectively, the "Adopting Employers"). The Plan is for the benefit of eligible employees of the Company and the other Adopting Employers. The Plan is designed to enable its participants to accumulate and invest savings on a tax-deferred basis. The Plan provides retirement, termination, death, and disability benefits. On the effective date, all full-time employees of the Adopting Employers became participants in the Plan. Other full-time employees of Adopting Employers automatically become participants on the entry date following the completion of 90 days of employment and reaching age 21. Part-time employees of the Adopting Employers become participants on the entry date following their first employment year in which they have worked 1,000 hours and reached age 21. High ranking officers are limited in their participation. Collectively bargained employees are ineligible to participate.

Plan Administration

The appointed trustee for the Plan is NationsBank of Georgia, N.A. (the "Trustee"). The Plan is administered by the Company.

Contributions

Plan participants make contributions to the Plan by means of a salary redirection agreement. Salary may be redirected by an amount not less than 1 percent nor more than 20 percent of base salary. Contributions made are not included in income reported to the Internal Revenue Service ("IRS") for individual income tax purposes. The participants will pay taxes on the contributions as they receive distributions from the Plan.

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Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a single sum cash payment.

Vesting

Participants are always 100 percent vested in their contributions, including investment gains and losses on those contributions.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participant's account balances.

Investment Options

Participants may direct their contributions and any related earnings into five investment options in 1 percent increments. Participants may change their investment elections at any time. A description of each investment option available for the year ended December 31, 1995, is provided below:

       Money Market Fund: A diversified fund investing in cash equivalent securities with maturities less than 398 days.

       Company Stock Fund: A fund investing in common stock of Smithfield Foods, Inc.

       Equity Fund: A diversified mutual fund that seeks long-term capital growth with income as a secondary consideration. Normally, 65 percent of the fund is invested in common stock.

       Bond Fund: A diversified mutual fund that seeks a high level of current income with a relatively stable principal. The portfolio invests primarily in investment grade and related securities.

       Fixed Income Fund: A fixed income collective fund that seeks to maximize total investment return through the active management of fixed income securities.

The stated objectives of these funds are not necessarily indicators of actual performance.

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2.   Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Adopting Employers listed in Note 1.

Investment Valuation

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on the last business day of the year are valued at the last reported bid price. Investments in money market and mutual funds are stated at fair value based on quoted market prices.

Net Appreciation in Fair Value of Investments

Net realized and unrealized gains and losses are recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation in fair value of investments.

3.   Investments:

At December 31, 1995, the fair market values of the following investments represented over 5 percent of net assets available for benefits:

     Smithfield Foods, Inc. common stock      $ 1,613,554
     Nations Value Fund Trust A Shares            890,425
     Nations Prime Fund Trust A Shares            413,084
     Nations Strategic Fixed Income Fund          356,716

At December 31, 1994, the fair market values of the following investments represented over 5 percent of net assets available for benefits:

     Smithfield Foods, Inc. common stock       $1,172,311
     Nations Value Fund Trust A Shares            393,866
     Nations Prime Fund Trust A Shares            248,172
     Nations Managed Bond Fund                    230,247

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4.   Tax Status:

The IRS issued a determination letter dated December 5, 1995, stating that the Plan, subject to the following amendments, was in accordance with applicable IRC requirements. On January 1, 1996, the Company amended the Plan to meet certain IRS requirements relating to maximum compensation limits. On January 14, 1996, the Plan was amended to permit certain vice presidents of the Company to participate in the Plan and to permit employee rollovers. The plan administration believes that the Plan continues to operate in accordance with applicable law and is therefore exempt from Federal income taxes under Provisions of Section 501(a).

5.   Plan Termination:

The Adopting Employers anticipate that the Plan will continue without interruption, but reserve the right to discontinue the Plan subject to Plan provisions and the applicable provisions of the Employee Retirement Income Security Act of 1974. In the event that such discontinuance results in termination of the Plan, the Plan will continue until each participant's account is distributed.

6.   Party-in-Interest Transactions:

The Plan invests in several funds managed by the Plan's Trustee.

The Plan provides an investment option for the participants whereby they can invest in a fund that solely purchases Smithfield Foods, Inc. common stock. As described in Note 1, Smithfield Foods, Inc. is an Adopting Employer, as well as the ultimate parent company for the other Adopting Employers listed.

7.   Subsequent Event:

Effective July 29, 1996, Esskay, Inc. became a wholly owned subsidiary of Gwaltney of Smithfield, Ltd. This merger is not expected to have any significant effect on the Plan.

                                                                     Schedule I

                       Smithfield Foods, Inc. 401(k) Plan


           Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1995




             Description of Investments                                   Fair
                                                        Cost              Value

Money market fund-
    Nations Prime Fund Trust A Shares*                 $  413,084     $  413,084


Mutual funds-
    Nations Value Fund Trust A Shares*                    788,900        890,425
    Nations Strategic Fixed Income Fund*                  345,593        356,716



Smithfield Foods, Inc., common stock*                   1,143,381      1,613,554

*  Represents a party-in-interest for the year ended December 31, 1995.


         The accompanying notes are an integral part of this schedule.
                                      -8-
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                                                                   Schedule II
                       Smithfield Foods, Inc. 401(k) Plan


                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1995



                                                                                       Cost of    Current        Net
                                                 Number of       Purchase   Selling     Assets     Value of      Gain
       Identity of Party Involved          Purchases    Sales     Price       Price      Sold       Assets      (Loss)
Individual transactions:
   Nations Strategic Fixed Income Fund*        1          -      $316,192   $    -      $  -        $  -          $  -
   Nations Managed Bond Fund*                  -          1          -        316,192    316,192     302,558         -

Aggregate transactions:
   Smithfield Foods, Inc., common stock*      74        104       585,163     249,590    209,024     293,095     40,566
   Nations Value Fund Trust A Shares*         82         67       441,663      80,300     75,045      67,809      5,255
   Nations Prime Fund Trust A Shares*         78         75       257,674      92,763     92,763      92,763          -
   Nations Managed Bond Fund*                 48         54       101,079     346,155    346,628     331,326       (473)
   Nations Strategic Fixed Income Fund*       18         22       356,726      11,314     11,132      11,116        182


* Represents a party-in-interest for the year ended December 31, 1995.



         The accompanying notes are an integral part of this schedule.
                                      -9-


                    Consent of Independent Public Accountants



As independent public accountants, we hereby consent to use of our report dated September 27, 1996, included in this Form 11-K, and incorporated by reference into the Smithfield Foods, Inc. Corporation's previously filed Registration Statement File No. 33-53024. It should be noted that we have not audited any financial statements of Smithfield Foods, Inc. subsequent to April 28, 1996 or performed any audit procedures subsequent to the date of our report.


ARTHUR ANDERSEN LLP

Richmond, Virginia,
    October 15, 1996




                               SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SMITHFIELD FOODS, INC. 401(K) PLAN
                                        Smithfield Foods, Inc.
                                        (As Plan Administrator)

October 17, 1996                        By: /s/ Aaron D. Trub
   (Date)                                   --------------------------
                                            Vice President,
                                            Secretary and Treasurer

                                        By: /s/ C. Larry Pope
                                            --------------------------
                                            Vice President and
                                            Controller




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